As filed with the Securities and Exchange Commission on July 19, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
JUL 19 2002
1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02043341

PE
7-1-02

For the month of July, 2002

CALLAHAN NORDRHEIN-WESTFALEN GMBH

Gustav-Heinemann-Ufer 54,
50968 Köln, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

On July 19, 2002, Callahan Nordrhein-Westfalen GmbH ("CNRW") issued a press release relating to its filings of an application to initiate insolvency proceedings in Cologne, Germany. The press release is attached hereto as Exhibit 99.1and is incorporated by reference into this Form 6-K.

Exhibit No.	Description
99.1	Press Release dated July 19, 2002

* * *

The U.S. Securities and Exchange Commission ("SEC") encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. The exhibit to this Form 6-K may contain such "forward -looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance, liquidity and financial condition, or future transactions identify forward-looking statements. All forward-looking statements are based on CNRW management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. CNRW is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For factors that could affect CNRW's future financial and operating results, and its liquidity and financial condition, see CNRW's other filings with the SEC, including the Form 20-F filed with the U.S. SEC on June 15, 2001 and, in particular, the factors set forth under the caption "Forward-Looking Information and Risk Factors."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By:

Name: Paul N.A. Ward

Title: Geschaeftsfuehrer

Date: July 19, 2002

EXHIBIT 99.1

Cologne, July 19, 2002. Yesterday, June 18, 2002, Callahan Nordrhein-Westfalen GmbH ("CNRW") filed an application to initiate insolvency proceedings under German law at the relevant court in Cologne, Germany. This measure has become necessary since an independent assessment by a German legal specialist delivered to CNRW on July 16, 2002 has determined that CNRW is over-indebted (within the meaning of the German insolvency law).

CNRW expects that the filing will not affect the business operations of CNRW's indirect subsidiary Ish GmbH & Co. KG ("ish"). Accordingly, CNRW does not anticipate that the filing will result in any service interruptions or job losses at ish.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the CNRW business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will be presented in the group's filings with the Securities and Exchange Commission.

For further information please contact:

Chris McLaughlin, Vice-President, Public Relations, Callahan Associates International on:

00 44 779 627 6033	Mobile
00 44 207 318 8900	London Office
00 49 221 37792 158	Ish office